NEWS RELEASE 08-08	March 11, 2008

NUNATSIAVUT GOVERNMENT CONSIDERS PROPOSED
CHANGES TO URANIUM MINING ON LABRADOR INUIT LANDS

Fronteer Development Group Inc. ("Fronteer") (FRG -- TSX/AMEX) reports that Aurora Energy Resources Inc. (“Aurora”) (AXU - TSX), in which Fronteer holds a 42.3% interest, has announced that the Nunatsiavut Government is considering a proposed three-year moratorium on uranium mining and milling on Labrador Inuit Lands in coastal Labrador.

The Motion, which passed First Reading, is being brought to community members for review and discussion. The Motion must pass a majority General Assembly vote, following Second Reading, before it can be passed into law.

“Aurora recognizes that uranium mining can only proceed on Labrador Inuit Lands with the agreement and trust of the Labrador Inuit,” says Aurora President and CEO Dr. Mark O’Dea. “Aurora is committed to making sure that the Nunatsiavut Government and the coastal communities are comfortable with any proposed mining project.”

The environmental assessment process is the most appropriate mechanism to properly assess uranium mining on Labrador Inuit Lands and to provide the comfort to move ahead with the project. Aurora is optimistic that the process will move ahead with the involvement of the Nunatsiavut Government, and is confident the Nunatsiavut Government, therefore, will have the information necessary to make a decision on uranium mining.

“Our efforts will focus on communicating this clearly to the Assembly members and the communities near our project area,” says O’Dea.

Aurora is currently completing a 20,000-metre, winter drill program on both the Michelin and Jacques Lake deposits and is continuing with ongoing engineering studies.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three excellent gold and copper-gold projects in western Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 42.3% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to ability of Aurora to conduct mining activities, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information Form available on SEDAR at www.sedar.com . Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.